Exhibit 14.1

Consent of Independent Registered Public Accounting Firm

To the Board of Directors of Prudential plc:

We consent to the incorporation by reference in the registration statement (No. 333-199148) on Form F-3 and the registration statement (No. 333-213731) on Form S-8 of Prudential plc of our report dated 24 March 2017, with respect to the consolidated statements of financial position as at 31 December 2016 and 2015, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended 31 December 2016 and the related financial statement schedule as at 31 December 2016 and 2015, and for each of the years in the three-year period ended 31 December 2016, and the effectiveness of internal control over financial reporting as at 31 December 2016, which report appears in the 31 December 2016 annual report on Form 20-F of Prudential plc.

24 March 2017	/s/ KPMG LLP
KPMG LLP London, England